SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.
CORPORATE TAXPAYER’S ID (CNPJ) 00.108.786/0001 -65
CORPORATE REGISTRY ID (NIRE) 35.300.177.240
PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON OCTOBER 30, 2009

DATE, TIME AND PLACE: On October 30, 2009, at 11:00 A.M. in the Company’s headquarters, located at Rua Verbo Divino nº 1356 – 1º andar, Chácara Santo Antônio, in the City and State of São Paulo.

ATTENDANCE: Shareholders owning over ninety-nine percent (99%) of the Company’s voting capital attended the meeting, as per signatures in the Shareholders’ Attendance Book. The representative of the Company's Fiscal Council, Mr. Charles Barnsley Holland, also attended the meeting.

PRESIDING BOARD: ANDRÉ MÜLLER BORGES – Chairman and CLAUDIA MARIA PRANDINI VELLOSO – Secretary.

CALL NOTICE: Call notice was published in the São Paulo State Official Gazette on October 15, 16 and 17, 2009, and in Valor Econômico newspaper on October 15, 16, 17, 18 and 19, 2009.

AGENDA: Merger of its subsidiaries NET CAMPO GRANDE LTDA., NET SÃO JOSÉ DO RIO PRETO LTDA., NET SUL COMUNICAÇÕES LTDA., NET SÃO CARLOS LTDA. and DR – EMPRESA DE DISTRIBUIÇÃO E RECEPÇÃO DE TV LTDA.

RESOLUTIONS: The resolutions were approved by unanimous vote of attending Shareholders, with the abstention of those legally prevented from voting; these minutes were drawn up in summary format, pursuant to paragraph 1 of Article 130 of Law 6,404/76, and their publication was authorized with the omission of the signatures of attending shareholders, pursuant to paragraph 2 of Article 130 of Law 6,404/76:

1. Shareholders discussed and approved by unanimous vote the PROTOCOL AND

JUSTIFICATION OF NET ASSET MERGER of the companies NET CAMPO GRANDE LTDA., headquartered at Avenida Afonso Pena, nº 3.004, Centro, in the city of Campo Grande, state of Mato Grosso do Sul, Corporate Taxpayer’s ID (CNPJ/MF) 24.615.965/0001 -57, with Articles of Organization filed with the Trade Board of Mato Grosso do Sul (JUCEMT) under Corporate Registry ID (NIRE) 54200390362, hereinafter referred to as “NET CAMPO GRANDE”; NET SÃO JOSÉ DO RIO

MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF NET SERVIÇOS DE COMUNICAÇÃO S.A.
HELD ON OCTOBER 30, 2009.

PRETO LTDA., headquartered at Rua Lafaiete Spínola de Castro, nº 1.922, Boa Vista, in the city of São José do Rio Preto, state of São Paulo, Corporate Taxpayer’s ID (CNPJ/MF) 69.082.832/0001 -09, with Articles of Organization filed with the Trade Board of São Paulo (JUCESP) under Corporate Registry ID (NIRE) 35211262373, hereinafter referred to as “NET SÃO JOSÉ DO RIO PRETO”; NET SUL COMUNICAÇÕES LTDA., headquartered at Rua Silveiro, nº 1.111, Morro Santa Teresa, in the city of Porto Alegre, state of Rio Grande do Sul, Corporate Taxpayer’s ID (CNPJ/MF) 73.676.512/0001 -46, with Articles of Organization filed with the Trade Board of Rio Grande do Sul (JUCERS) under Corporate Registry ID (NIRE) 43202713330, hereinafter referred to as “NET SUL”; NET SÃO CARLOS LTDA., headquartered at Rua Major José Inácio, nº 2.500, Centro, in the city of São Carlos, state of São Paulo, Corporate Taxpayer's ID (CNPJ/MF) 57.724.759/0001 -34, with Articles of Organization filed with the Trade Board of São Paulo (JUCESP) under Corporate Registry ID (NIRE) 35211505811, hereinafter referred to as “NET SÃO CARLOS” and DR – EMPRESA DE DISTRIBUIÇÃO E RECEPÇÃO DE TV LTDA., headquartered at Rua Silveiro, nº 1.111, Morro Santa Teresa, in the city of Porto Alegre, state of Rio Grande do Sul, Corporate Taxpayer’s ID (CNPJ/MF) 93.088.342/0001 -96, with Articles of Organization filed with the Trade Board of Rio Grande do Sul (JUCERS) under Corporate Registry ID (NIRE) 43201786449, hereinafter referred to as “DR”, executed by the managements of NET CAMPO GRANDE, NET SÃO JOSÉ DO RIO PRETO, NET SUL, NET SÃO CARLOS,

DR and the Company on October 8, 2009 (“PROTOCOL”), which is an integral part of these minutes, for all legal purposes, and which shall be filed in the Company's headquarters, as well as the Appraisal Reports ("REPORTS") related to the net assets of NET CAMPO GRANDE, NET SÃO JOSÉ DO RIO PRETO, NET SUL, NET SÃO CARLOS and DR, to be merged into the Company’s assets, prepared by the specialized company Globalconsulting Assessoria Contábil Ltda., duly registered at the São Paulo Regional Accounting Council under number 2SP023158/O-8, Corporate Taxpayer's ID (CNPJ/MF) 06.063.913/0001 -33, with charters filed with the 3rd Registry of Deeds and Documents of the state of São Paulo under number 473.500, with jurisdiction in the City and State of São Paulo, at Avenida Brigadeiro Luis Antônio, nº 2376 – 16º andar, hereby represented by its partner in charge, Mr. Sérgio da Silva, a Brazilian citizen, accountant, registered at the Regional Accounting Council (CRC) under number 1SP114111/O-8, Identity Card (RG) 11.683.592 -8-SP, and Individual Taxpayer’s ID (CPF/MF) 013.317.858 -71, retained specially for this purpose, in conformity with the book values of the assets to be merged.

1.1. Once the net assets of NET CAMPO GRANDE, NET SÃO JOSÉ DO RIO PRETO, NET SUL, NET SÃO CARLOS and DR are effectively merged into the Company’s assets, the latter’s capital stock shall not change, since it holds the entirety of the quotas comprising the Capital Stock of each of the companies NET CAMPO GRANDE, NET SÃO JOSÉ DO RIO PRETO, NET SUL, NET SÃO CARLOS and DR upon the merger, which shall be cancelled pursuant to the provisions in item IV of Article 224 of Law 6,404/76.

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MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF NET SERVIÇOS DE COMUNICAÇÃO S.A.
HELD ON OCTOBER 30, 2009.

1.2. As a result of the net asset mergers of NET CAMPO GRANDE, NET SÃO JOSÉ DO RIO PRETO, NET SUL, NET SÃO CARLOS and DR, discussed and approved herein, the Company succeeds NET CAMPO GRANDE, NET SÃO JOSÉ DO RIO PRETO, NET SUL, NET SÃO CARLOS and DR to all their assets, rights and liabilities, for all legal purposes. The Company’s management is hereby authorized to practice in full all acts supplementary to the mergers approved herein.

CLOSURE: The meeting was adjourned for the time necessary to draw up these minutes. When the meeting was reopened, these minutes were read, approved and signed by all attending shareholders.

This is a free English translation of the original instrument drawn up in the Company’s records.

São Paulo, October 30, 2009.

André Muller Borges	Claudia Maria Prandini Velloso
Chairman	Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.